Exhibit 99.56

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 15

HudBay Minerals releases fourth quarter and year end 2008 financial results

For a full discussion of results, the audited Consolidated Financial Statements, Management’s Discussion & Analysis, and mine statistics, please visit the Company’s website, www.hudbayminerals.com.

Highlights

•	Net earnings of $15.8 million and operating cash flow of $38.8 million in the fourth quarter of 2008 despite sharply lower metal prices;

•	Full year net earnings of $73.4 million, or $0.54 per share;

•	Total cash of $704.7 million, debt of $3.8 million at year-end 2008;

•	Copper and zinc production for 2008 in line with targets, with gold and silver production higher than expectations;

•	New gold mineralization discovered at Lalor, and release of NI 43-101 technical report on deposit; and,

•	Completed acquisition of Skye Resources Inc. significantly expanded development pipeline.

Toronto, Ontario, March 4, 2009 – HudBay Minerals Inc. (“HudBay”, “the company”) (TSX: HBM) today released its fourth quarter and annual 2008 financial results. Net earnings in the fourth quarter of 2008 were $15.8 million compared with $28.5 million in 2007. Earnings in the fourth quarter were significantly impacted by sharply lower copper and zinc prices, offset in part by a foreign exchange gain in the fourth quarter in 2008. Notwithstanding the difficult economic conditions, HudBay’s Manitoba operations continued to generate strong results, with operating cash flow of $38.8 million before changes in non-cash working capital generated in the fourth quarter. HudBay maintained one of the strongest balance sheets in its Canadian peer group, with $700.9 million in cash (less debt) at December 31, 2008.

“The fourth quarter of 2008 was unprecedented in terms of the deterioration in metals prices and the economic environment,” said Allen J. Palmiere, HudBay’s chief executive officer. “Throughout this period of uncertainty, HudBay’s management and board of directors have remained focused on HudBay’s strategic priorities of growth by acquisition, organic growth, operational efficiency, and the maintenance of our financial strength.

“We pursued our acquisition strategy through the proposed acquisition of Lundin Mining. We advanced our organic growth potential through the announcement of new gold mineralization at the Lalor deposit. And operationally, we delivered strong operating performance from our key production assets and made the difficult but necessary decisions to suspend construction on the Fenix Project and operations at Snow Lake. HudBay’s management and board of directors continue to work to ensure that the company not only weathers the current economic storm, but emerges into the eventual recovery stronger than before.”

Financial Highlights

($000s except per share amounts)	Three Months Ended Dec.31		Year Ended Dec.31
	2008	2007	2008	2007
Revenue	178,781	242,596	981,894	1,269,841
Earnings before tax	24,614	31,722	169,651	365,456
Net earnings	15,819	28,459	73,353	227,139
EBITDA [1,2]	46,300	72,014	292,249	483,066
Operating cash flow [2,3]	38,805	83,809	234,661	477,890
Basic EPS [4]	0.10	0.22	0.54	1.79
Cash, cash equivalents and short-term investments	704,668	757,574	704,668	757,574
Total assets	1,918,353	1,551,627	1,918,353	1,551,627

[1]

EBITDA represents earnings before interest, taxes, depreciation and amortization, loss on derivative instruments, exploration, interest and other income, asset impairment losses and share of losses of equity investee.

[2]

EBITDA and operating cash flow before changes in non-cash working capital are non-GAAP performance measures and may not be comparable to similar data presented by other mining companies. See “Non-GAAP Performance Measures” in our Management’s Discussion and Analysis for the year ended December 31, 2008.

[3]	Operating cash flow before changes in non-cash working capital.
[4]	Earnings per share

2009 Guidance

Production

As a result of suspended operations at the Balmat and Chisel North mines, zinc production will be lower in 2009 than in 2008. In addition to its own concentrates, the company also expects to process less purchased copper concentrates in 2009 than in 2008, resulting in lower copper, gold and silver production.

		Total [1]	From HudBay Sources
Zinc	(000s tonnes)	90 - 110	75 - 90
Copper [2]	(000s tonnes)	50 - 60	45 - 55
Gold [2]	(000s oz.)	80 - 95	80 - 95
Silver [2]	(000s oz.)	1,000 - 1,200	850 - 950

[1]	Includes metal produced from HudBay’s own concentrates and metal produced from concentrate purchased from others.
[2]	Production excludes recycled spent anode and represents non-recycled anode production only.

Capital Expenditures

In response to weak metal prices, HudBay has taken steps to reduce its capital expenditure budget, while ensuring the production capacity of the existing assets is sustained. HudBay’s capital program in 2009 is expected to be approximately $122.0 million, consisting of sustaining capital of $71.9 million, expenditures associated with the preparations for future sale of concentrates of $23.7 million, and growth capital of $6.9 million for the Lalor Project and $19.5 million for the Fenix Project, including $9.4 million of carryover from 2008 to wind down the construction project. This capital program will support ongoing strong levels of production from the Company’s mines and processing facilities.

Exploration Expenditures

In addition, HudBay has also reduced its planned exploration expenditures from the $45.7 million incurred in 2008 to $20.0 million planned for 2009, consistent with the weaker economic environment. Of this amount, $6.9 million is expected to be spent in 2009 on the Lalor Project.

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News Release 2009 – No. 15: HudBay Minerals releases fourth quarter and annual 2008 financial results

Financial and Operating Results

Net Earnings

For the fourth quarter, net earnings were $15.8 million, reflecting a $12.7 million decrease from the fourth quarter of 2007. Significant variances affecting net earnings for the quarter were:

•	Lower revenues decreased earnings before tax by $63.8 million;

•	Lower operating costs increased earnings before tax by $4.5 million;

•	Changes in foreign exchange gains and losses increased earnings before tax by $37.3 million;

•

Decreases in other expenses increased earnings before tax by $1.6 million, mainly due to decreases in depreciation, depletion and amortization of $5.3 million, partially offset by increases in general and administrative expense of $3.4 million, which arose largely due to merger and acquisition activities;

•	Lower asset impairment losses increased earnings before tax by $17.0 million;

•	Other items decreased earnings before tax by $3.7 million, largely due to lower interest and other income; and

•

Higher tax expenses decreased net earnings by $5.6 million despite lower earnings before tax. Income tax expenses in the fourth quarter of 2007 reflected the recognition of previously unrecognized tax assets, which resulted in a lower effective tax rate.

For the full year 2008 net earnings of $73.4 million reflected a $153.7 million decrease from 2007. Significant variances affecting net earnings were:

•	Lower revenues decreased earnings before tax by $287.9 million;

•	Lower operating costs increased earnings before tax by $45.1 million;

•	Changes in foreign exchange gains and losses increased earnings before tax by $64.9 million;

•

Increases in other expenses decreased earnings before tax by $6.6 million. This was largely due to increases in general and administrative expense of $12.4 million, which arose mainly from executive retirement and severance costs of $6.0 million and merger and acquisition activities, partially offset by decreases in depreciation, depletion and amortization of $6.4 million;

•	Higher asset impairment losses decreased earnings before tax by $10.3 million;

•

As a result of equity accounting arising from HudBay’s pre-acquisition ownership of HMI Nickel, the Company’s share of losses incurred by HMI Nickel during the period prior to acquisition decreased earnings before tax by $3.9 million;

•

Other items increased earnings before tax by $2.9 million, including decreases in exploration expenses of $7.5 million following the decision to capitalize Lalor Project exploration costs and decreases in interest and other income of $7.5 million; and

•

Lower tax expenses increased net earnings by $42.0 million and resulted mainly from lower earnings before tax in 2008. Income tax expenses in 2007 reflected the recognition of previously unrecognized tax assets, which resulted in a lower effective tax rate.

Production and Sales

Zinc production in the fourth quarter of 2008 was lower than 2007 mainly as a result of the suspension of operations at the Balmat mine. Although production of copper from domestic sources rose in the fourth quarter of 2008 compared to the prior year, this was more than offset by lower volumes of purchased copper concentrate. Gold production increased as higher amounts of domestic copper were treated and silver production also increased, primarily from a specific purchased concentrate source.

For the fourth quarter of 2008, HudBay’s cash cost of zinc sold, net of by-product credits from copper, precious metals, zinc oxide and other associated revenue, was US$0.17/lb, excluding Balmat and HMI Nickel. (Please refer to “Non-GAAP Performance Measures” on page 45 of HudBay’s 2008 MD&A.)

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News Release 2009 – No. 15: HudBay Minerals releases fourth quarter and annual 2008 financial results

		Three Months Ended Dec.31		Year Ended Dec.31
		2008	2007	2008	2007
Production
Zinc [1]	tonnes	25,943	31,383	125,323	126,269
Copper [2]	tonnes	18,859	23,194	74,682	89,995
Gold [2]	troy oz.	30,102	26,222	108,527	102,587
Silver [2]	troy oz.	702,173	385,698	2,293,862	1,446,738
Metal Sold
Zinc [3]	tonnes	25,807	34,313	126,172	132,994
Copper	tonnes	18,272	18,558	77,021	87,003
Gold	troy oz.	32,760	18,680	103,511	96,847
Silver	troy oz.	667,035	247,077	1,870,179	1,270,791

[1]	Production includes Balmat payable metal in concentrate shipped.
[2]	Production in 2008 excludes recycled spent anode and represents non-recycled anode production only.
[3]	Zinc sales include sales to HudBay’s Zochem facility and the Balmat payable metal in concentrate shipped (including to HBMS).

Revenue

Total revenue for Q4 2008 was $178.8 million, compared to $242.6 million in 2007. Revenues in the fourth quarter reflect a lower average realized zinc price (US $0.62/lb compared with US $1.29/lb in Q4 2007), and a lower average realized copper price (US $1.78/lb compared with US $3.23/lb in Q4 2007). These factors were partially offset by the impact of a weaker Canadian dollar and higher gold and silver sales volumes.

Full year revenue was $981.9 million in 2008, down from $1,269.8 million in 2007. 2008 revenues reflect a lower average realized zinc price (US $0.93/lb compared with US $1.56/lb in 2007), a lower average realized copper price (US $3.13/lb compared with US $3.27/lb in 2007), lower copper sales volumes due to recycling of spent anode and reduced purchased concentrate production, and appreciation of the Canadian dollar compared to 2007. Partially offsetting these factors was a higher average realized gold price and higher silver sales volumes.

Realized Metal Prices (1) and Exchange Rate

		Q4 2008 Average Prices [2]	HudBay Realized Prices [1] Three Months Ended		2008 Average Prices [2]	HudBay Realized Prices [1] Year Ended
			Dec 31 2008	Dec 31 2007		Dec 31 2008	Dec 31 2007
Prices in US$
Zinc	US$/lb.	0.54	0.62	1.29	0.85	0.93	1.56
Copper	US$/lb.	1.77	1.78	3.23	3.16	3.13	3.27
Gold	US$/troy oz.	795	764	758	872	845	682
Silver	US$/troy oz.	10.20	10.09	13.84	15.02	13.85	13.39
Prices in C$
Zinc	C$/lb.	0.65	0.75	1.26	0.91	0.97	1.68
Copper	C$/lb.	2.15	2.12	3.12	3.37	3.26	3.51
Gold	C$/troy oz.	963	928	739	930	907	733
Silver	C$/troy oz.	12.36	12.23	13.53	16.03	14.76	14.42
Exchange rate	US$1 to C$	1.21	1.20	0.97	1.07	1.05	1.08

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal, excluding metal in concentrates.
[2]	London Metals Exchange (“LME”) average for zinc, copper and gold prices, London Spot US equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.

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News Release 2009 – No. 15: HudBay Minerals releases fourth quarter and annual 2008 financial results

Expenses

For the fourth quarter of 2008, operating expenses were $155.6 million, $4.5 million lower than for the same quarter last year. The lower expenses reflect lower sales volumes caused mainly by lower volumes of purchased concentrates, decreasing copper prices resulting in gains on provisional pricing adjustments on purchased concentrate, lower net profits interest expenses associated with the Callinan agreement and lower profit sharing expenses. These reductions were partially offset by the impact of a weaker Canadian dollar on U.S. dollar denominated operating costs, costs associated with HMI Nickel, which was acquired in August 2008 and higher processing costs.

For the full year, operating expenses were $685.6 million, $45.1 million lower than for 2007. Lower expenses were due mainly to lower sales volumes related to reduced purchased concentrate volumes, lower profit sharing expenses and lower costs for purchased zinc concentrate. These were partially offset by higher costs of purchased copper concentrates, higher mining and processing costs, costs associated with HMI Nickel and higher net profits interest expenses associated with the Callinan agreement.

Estimated Mineral Reserves 1 (January 1, 2009)

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
777
Proven	4,392,700	2.42	26.95	3.15	4.13
Probable	10,039,800	2.25	30.22	2.14	4.83
Trout Lake
Proven	1,094,700	1.12	11.84	1.82	3.75
Probable	532,900	2.20	10.51	2.58	3.24
Chisel North
Proven	284,300	—	—	—	8.74
Probable	208,100	—	—	—	8.90

Total Proven	5,771,700	2.05	22.76	2.74	4.29
Total Probable	10,780,800	2.20	28.66	2.12	4.83

Total Reserves	16,552,500	2.15	26.60	2.34	4.64

[1]	Diluted, recovered and economically tested.

The 2009 estimated mineral reserves have been prepared under the supervision of Rob Carter P.Eng. Senior Mining Analyst who is employed by HBMS and who is a Qualified Person under NI 43-101 and Kim Proctor, B.Sc., P.Geo., who is employed by HBMS as Superintendent, Mining Technical Services and who is a Qualified Person under NI 43-101.

Mineral reserves associated with the 777 and Trout Lake mines declined in 2008 as a result of depletion from mining. Reserves at the Balmat mine have been reclassified to resources. Reserves at the Chisel North mine decreased as a result of depletion from mining and a review of mine planning assumptions and the likely recovery from certain zones, which led to the reclassification of some reserves to resource.

Long term metal prices, including premiums used to determine economic viability of the 2009 mineral reserves were US$1 to C$1.10, US$700/oz. gold, US$12.00/oz. silver, US$2.00/lb. copper and US$0.85/lb. zinc. In addition, there are inferred mineral resources more detailed discussion of reserve and disclosure of resources will follow in the 2008 AIF.

Fenix Project	Tonnes	Ni (%)
Proven	8,700,000	1.81
Probable	32,700,000	1.58

Total Reserve	41,400,000	1.63

As disclosed in Technical report filed on November 19, 2008.

There is no material change to the Fenix project mineral reserve and resource. The project remains on suspension, as published in the Company’s third quarter 2008 results. For full disclosure on the Mineral Reserve and Mineral Resource Statement, please refer to the November 19, 2008 Technical Report as filed on the SEDAR website at www.sedar.com.

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News Release 2009 – No. 15: HudBay Minerals releases fourth quarter and annual 2008 financial results

Please also see HudBay’s consolidated financial statements and related notes together with Management’s Discussion and Analysis of Operations and Financial Condition for the year ended December 31, 2008. A copy of HudBay’s consolidated financial statements for the years ended December 31, 2008 and December 31, 2007 as well as its MD&A for the year ended December 31, 2008 are available under the profile of HudBay on SEDAR at www.sedar.com and on the HudBay website at www.hudbayminerals.com. Supplemental information on HudBay’s fourth quarter 2008 financial results is also available on the HudBay website.

Website Links

HudBay Minerals Inc.

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/hbmmdaQ408.pdf

Financial Statements:

http://media3.marketwire.com/docs/hbmifsQ408.pdf

Fourth Quarter 2008 comparative financial statements:

http://media3.marketwire.com/docs/hbmComparativeFinancials2008.pdf

Conference Call and Webcast

Allen J. Palmiere, chief executive officer, Michael D. Winship, president and chief operating officer, and David S. Bryson, vice president finance and chief financial officer, will host a conference call to discuss the company’s fourth quarter and year end results on Thursday, March 5, 2009. The details are as follows:

Date:	Thursday, March 5, 2009
Time:	10:00 a.m. (Eastern Time)
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3423 or 800-594-3790
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	21298189#

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to increase shareholder value through efficient operations, organic growth and accretive acquisitions, all while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay Minerals is committed to high standards of corporate governance and sustainability.

Forward Looking Information

This news release and its attachments contain “forward-looking information” within the meaning of applicable securities laws. Forward looking information includes but is not limited to information concerning HudBay’s 2009 guidance respecting production, capital expenditures and exploration expenditures, potential plans for Lalor and the Fenix nickel project, as well as HudBay’s exploration and development plans, and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “understands” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies).

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News Release 2009 – No. 15: HudBay Minerals releases fourth quarter and annual 2008 financial results

Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include court and/or other regulatory approval, action by an intervening party or parties, future agreements reached with third parties, changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated as well as those risk factors discussed in the Company’s Management’s Discussion and Analysis of Results of Operations and Financial Condition for the year ended December 31, 2008, which risks may cause actual results to differ materially from any forward-looking statement.

Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-F)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362 0615

Email: annemarie.brissenden@hudbayminerals.com

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News Release 2009 – No. 15: HudBay Minerals releases fourth quarter and annual 2008 financial results